Exhibit (c)(12)

Transaction Impacts

Assuming No Synergies and No Transaction Costs[1]

		Acquisition Financing		Accretion / (Dilution)[2]		S&P FFO/ND	Moody´s FFO/ND
	Indiana Standalone					20.6%	20.7%
	Indiana BBB+ Thresholds					17.0%	17-18%
		Premium over Share Price[3]	Acquisition Debt	2025	2026	2025	2025
Repowering Delay	$35.0p.s. Offer Price	12.4%	$2.5Bn	1.0%	0.9%	19.6%	19.7%
Repowering Delay	$36.0p.s. Offer Price	15.6%	$2.6Bn	1.0%	0.9%	19.5%	19.7%
Repowering Delay	$37.0p.s. Offer Price	18.9%	$2.7Bn	0.9%	0.8%	19.5%	19.7%
Repowering Delay	$38.0p.s. Offer Price	22.1%	$2.8Bn	0.9%	0.8%	19.5%	19.7%
No Repowering Delay	$35.0p.s. Offer Price	12.4%	$2.5Bn	0.7%	0.7%	19.6%	19.7%
No Repowering Delay	$36.0p.s. Offer Price	15.6%	$2.6Bn	0.7%	0.6%	19.5%	19.7%
No Repowering Delay	$37.0p.s. Offer Price	18.9%	$2.7Bn	0.6%	0.6%	19.5%	19.7%
No Repowering Delay	$38.0p.s. Offer Price	22.1%	$2.8Bn	0.6%	0.5%	19.5%	19.7%

Source: Capital IQ as of March 1, 2024, Credit Rating Reports and Company Information

Notes:

1. Assuming additional debt at 4.81% interest rate cost and 26.5% corporate tax rate as per Indiana management. Indiana TSO (Total Shares Outstanding) of 6,423MM based on public company numbers. Exchange rate of $1.083 per euro
2. Assuming 72.6MM shares to be acquired at tender offer out of 388MM FDSO (Fully Diluted Shares Outstanding). Arizona FDSO compounds: 387MM of outstanding shares as of Q4-2023 (of which 315.7MM owned by Indiana), 1.5MM in PSUs (Phantom Shared Units) and RSUs (Restricted Stock Units) nonvested as of Dec 2023 and adjusted for 0.01MM in RSUs granted and settled in January 2024
3. Premium over current price of $31.1 p.s. as of 1 March 2024

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